Exhibit 99.3

Annual Information Form for the year ended December 31, 2025, dated February 12, 2026

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended

December 31, 2025

February 12, 2026

1.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), our expectations regarding growth in different areas of our business and regarding the nature, timing and benefits of our asset monetization and deleveraging plans, and our financing plans (including our targeted dividend payments). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2025 Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o

potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.4 Communications industry regulatory developments and proceedings in the MD&A;

o

our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.
●	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.
●	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

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o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
o

deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.
●	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.
●	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.
●	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

●	Operational performance, business combinations and divestitures, and TELUS Digital privitization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and
o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

●	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
o	technical disruptions and infrastructure breakdowns;
o	delays and rising costs, including as a result of government restrictions or trade actions; and
o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

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●	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.
●	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.
●	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate joint venture developments are not successfully executed.
●	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;
o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and
o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2028 or renewed.

●	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.
●	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.
●	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

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Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this Annual Information Form.

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2.	TABLE OF CONTENTS
	Page reference
		Incorporated by reference from the 2025 annual
Item	Annual Information Form	Management’s discussion and analysis[1]	Financial statements[1]
1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2	65,78,73
2 TABLE OF CONTENTS	6
3 CORPORATE STRUCTURE
3.1 Name, address and incorporation	7
3.2 Intercorporate relationships	7		Note 28(b)
4 GENERAL DEVELOPMENT OF BUSINESS
4.1 Three-year history	8	6,15,16,31,116
5 DESCRIPTION OF BUSINESS
5.1 Who we are	20
(a) Organization	21	31
(b) Our strategy	21	15
(c) Business overview	21	6,20,24,33,39,44,46,65
(d) Competitive environment	21	20,89
(e) Corporate social responsibility and environment	21
(f) Employee relations	23	24
5.2 Risk factors	23	78
5.3 Regulation	23	73,84
6 DIVIDENDS AND DISTRIBUTIONS	23	29,55
7 DESCRIPTION OF CAPITAL STRUCTURE
7.1 General description of capital structure	23	28,73,84
7.2 Constraints	25
7.3 Ratings	26	55,58
8 MARKET FOR SECURITIES
8.1 Trading price and volume	28
8.2 Prior sales	28		Notes 26(b) and 26(g)
9 DIRECTORS AND OFFICERS
9.1 Name, occupation and security holding	29
9.2 Cease trade orders, bankruptcies, penalties or sanctions	30
10 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	31	115	Note 29(a)
11 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	31
12 TRANSFER AGENT AND REGISTRAR	31
13 MATERIAL CONTRACTS	31
14 INTERESTS OF EXPERT	32
15 AUDIT COMMITTEE	32
16 ADDITIONAL INFORMATION	34
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	35

1   As filed on SEDAR+ on February 12, 2026

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 (2025 annual MD&A), referred to in this Annual Information Form (AIF) is incorporated by reference and filed on SEDAR+ at sedarplus.ca. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability and ESG report and the telus.com website, these documents and website are not incorporated into this AIF. In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

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3.	CORPORATE STRUCTURE
3.1	Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares, and non-voting shares of BCT and BC TELECOM were dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On March 17, 2020, TELUS subdivided its issued and outstanding Common Shares on a two-for-one basis. On January 1, 2024, as part of an internal reorganization TELUS Holdings 2023 Inc. amalgamated with TELUS Corporation. On January 1, 2026, as part of an internal reorganization TELUS International (Cda) Inc. transferred its business assets to TELUS Digital (Cda) Inc., and amalgamated with TELUS Corporation.

TELUS maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia Street, Vancouver, B.C.

3.2	Intercorporate relationships and TELUS subsidiaries

TELUS’ telecommunications businesses are primarily operated through TELUS Communications Inc (TCI). TELUS Health (via TELUS Health Inc.) is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Digital (via TELUS International (Cda) Inc. as at December 31, 2025) is a digital customer experience innovator with a portfolio of integrated capabilities structured around four key service lines: digital solutions, artificial intelligence (AI) and data solutions, trust, safety and security, and customer experience management (CXM).

In February 2021, TELUS International (Cda) Inc. made an initial public offering (IPO) of subordinate voting shares (TI Subordinate Voting Shares); both TELUS Corporation and a TELUS International (Cda) Inc. non-controlling shareholder individually also offered TI Subordinate Voting Shares in conjunction with the IPO. On October 31, 2025, TELUS Corporation acquired all of the issued and outstanding shares in TELUS International (Cda) Inc. that it did not already own, thereby privatizing TELUS International (Cda) Inc.

In the year ended December 31, 2025, TCI, TELUS International (Cda) Inc. and TELUS Health Inc. were the only subsidiaries that owned assets constituting more than 10% of the consolidated assets of TELUS, with TCI and TELUS International (Cda) Inc. generating sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of TELUS. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI, TELUS International (Cda) Inc. and TELUS Health Inc.), together did not exceed 20% of TELUS’ total consolidated assets or 20% of TELUS’ total consolidated sales and operating revenues as at December 31, 2025.

1   Effective January 1, 2026, as part of an internal reorganization, TELUS International (Cda) Inc. transferred its business assets to wholly-owned subsidiary TELUS Digital (Cda) Inc. (d.b.a. TELUS Digital), and amalgamated with TELUS Corporation.

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4.	GENERAL DEVELOPMENT OF THE BUSINESS
4.1	Three-year history

During the three-year period ended on December 31, 2025, we continued to advance our national growth strategy, guided by our strategic imperatives.

For a review of the events and conditions that influenced our general development during 2025, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities and Section 5 – Discussion of operations of our 2025 annual MD&A which sections are hereby incorporated by reference. This AIF also incorporates by reference Section 11 - Definitions and reconciliations of our 2025 annual MD&A.

The following discussion relates to 2023 and 2024 events and conditions.

Strategic imperative: Building national capabilities across data, IP, voice and wireless

In January 2023, we announced a partnership with the University of Windsor to launch a 5G-connected campus and commercial lab to support advanced research with 5G technology and establish the university as a go-to centre for innovation. The collaboration will support multidisciplinary research in the agriculture, advanced manufacturing, and connected and autonomous vehicles sectors.

In February 2023, we announced a new collaboration with Amazon Web Services, Inc. (AWS) to create a new TELUS smart living solution that will use the latest advancements in cloud technologies, Internet of Things (IoT), machine learning and AI to create automation experiences using all of a customer’s connected devices. This smart living solution will reduce the complexity of installing and managing connected home devices and services from multiple vendors, device manufacturers and service providers.

In May 2023, we were named the first North American communications service provider (CSP) to be awarded the “Running on ODA” status by industry association TM Forum, recognizing the progress we are making in our open digital architecture (ODA) and delivery capabilities, using cloud-native, vendor agnostic solutions and TM Forum’s industry standard open application programming interfaces (APIs) to deliver value to customers. We were the fourth CSP globally to gain this recognition. TM Forum is an industry association of over 850 global companies that collaboratively solve complex industry-wide challenges, deploy new services and create technology breakthroughs to accelerate change.

In June 2023, our #StandWithOwners program returned for the fourth consecutive year, championing innovative, growing Canadian businesses. Five owners each received a grand prize valued at over $125,000 in funding, advertising and technology, as well as additional prizes to help their business grow and thrive.

In June 2023, we announced that we had signed an agreement with the École de Technologie Supérieure (ÉTS) and iBwave, a Montreal-based software developer, to stimulate innovation in the construction and telecom industries using 5G technology. The collaboration included the development of a 5G laboratory at ÉTS, serving as a multidisciplinary platform for researchers, students and companies to drive innovation in telecommunications, construction, engineering and architecture through 5G networks.

In June 2023, we announced a strategic partnership with JOLT, an Australian electric vehicle (EV) charging company, to install up to 5,000 public DC fast chargers across Canada, running on the TELUS network. This partnership accelerates the development of critical infrastructure to meet public demand, helping to drive the adoption of EVs and support the reduction of greenhouse gas emissions.

In August 2023, we announced the accelerated deployment of our Smart Building technologies across residential and commercial buildings throughout Canada to help organizations reduce energy consumption and adopt technology solutions that assist them in aligning with net-zero carbon emission mandates.

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During the third quarter of 2023, we became the first telecommunications company in Canada to sign the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems introduced by Innovation, Science and Economic Development Canada.

In 2023, we were the first company in the world to achieve ISO 31700-1 Privacy by Design certification for our Data for Good program, an award-winning insights platform that gives researchers access to high-quality, strongly de-identified data for projects that support social good.

In October 2023, we announced an agreement with FLO, a leading North American EV charging network operator and a smart charging solutions provider, to bring our connectivity to FLO chargers. FLO will leverage our dedicated IoT network solutions and connectivity platforms in FLO public and commercial Level 2 and DC fast chargers across North America. Our innovative technology is expected to enhance reliability and uptime and increase operational efficiency by providing real-time visibility on at least 60,000 of FLO’s chargers in Canada and the U.S., including the new FLO ultra-fast charger.

In November 2023, we were the successful auction participant for 1,430 spectrum licences in the 3800 MHz spectrum auction. Combined with the spectrum we secured in the 3500 MHz band in 2021, we had secured approximately 100 MHz of prime 5G mid-band spectrum nationally, with contiguity in 96% of the country, including all major markets, at an average price of $0.82 per MHz-pop. This contiguous spectrum provides wider channels and enables a superior network experience for customers.

In November 2023, TELUS and TerreStar Solutions announced the successful use of satellite connectivity to conduct voice calls, and in partnership with Skylo, a global non-terrestrial-network service provider, send text messages between smartphones and connect to IoT devices. This successful trial paves the way to eliminating no-coverage zones and providing ubiquitous connectivity.

In January 2024, we announced a partnership with Ericsson in the deployment of our 5G stand - alone network from coast to coast. Leveraging Ericsson’s 5G core technologies, our 5G stand - alone network enables us to bring customers the most advanced 5G services with functionalities like ultra - low latency and faster speeds that will support the next generation of 5G edge computing and IoT technologies for entire industries and organizations, from autonomous vehicles to enhanced public safety and healthcare technologies.

In February 2024, we partnered with Cisco Systems to launch new 5G capabilities in North America that support IoT use - cases for industry verticals, with a focus on connected cars. This technology will open up pathways to enhancing the driving experience, enabling connected car manufacturers to leverage our wireless network to introduce 5G - enabled telematics, infotainment applications and advanced network services, along with subscription - based Wi - Fi services.

Together with Samsung Electronics Co., Ltd., in February 2024, we announced that we will build Canada’s first commercial virtualized and open radio access network (RAN) - an intelligent, next - generation technology with enhanced performance, flexibility, energy efficiency and automation. With an Open RAN, we are able to use components from different manufacturers that best meet our needs, while a Virtualized RAN allows us to use software instead of hardware. This provides us with faster access to the latest technologies as they become available, helping enhance the customer experience and drive network innovation, while increasing opportunities for equipment vendors.

In February 2024, we announced a collaboration with AWS and Samsung Electronics Co., Ltd. to become the first telecommunications provider in North America to evolve the roaming architecture, in our quest to enable greater reliability and faster speeds for customers travelling abroad. Roaming traffic is generally routed through the service provider’s home country, resulting in slower speeds for customers. With this evolved roaming architecture, traffic no longer needs to go through Canada but will be routed directly to the closest AWS Region worldwide that houses our network through Samsung virtualized roaming gateways, significantly enhancing the speed and responsiveness of mobile services.

In May 2024, we announced the acquisition of Vumetric Cybersecurity, a leading cybersecurity provider specializing in advanced penetration testing that can identify cyber vulnerabilities and threats to companies across Canada and North America. This acquisition bolsters our suite of privacy, security and compliance offerings, complementing our comprehensive portfolio of cybersecurity services and capabilities and decades of experience, reinforcing the security posture of organizations, helping them be resilient in the face of current and emerging cyber threats.

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In May 2024, we announced a new customer support tool for telus.com, powered by generative AI (GenAI). The new tool offers fast, easy and intuitive responses to customer queries, for a more convenient and seamless digital experience, in addition to reducing our cost structure. This GenAI customer support tool is the first in the world to be internationally certified in Privacy by Design (ISO 31700 - 1). This international certification underscores our commitment to ensuring the highest standards of privacy and data protection, while continuously innovating to deliver a best - in - class customer experience.

In June 2024, we announced the return of our #StandWithOwners program for the fifth consecutive year with over $1 million in prizing, the largest prize pool to date. The #StandWithOwners program champions innovative, growing Canadian businesses, and this year’s contest saw record engagement with thousands of applications received from across the country - a 61% increase compared to last year. #StandWithOwners winners were announced in October 2024, with 20 outstanding businesses being recognized, including six recipients of a grand prize valued at more than $200,000 in funding, technology and national recognition.

In July 2024, we announced the first step in a multi - year strategic partnership with WestJet that will transform the inflight experience for WestJet guests by providing fast and free internet onboard WestJet aircraft, sponsored by TELUS.

In August 2024, we announced our membership in the National Institute of Standards and Technology’s U.S. AI Safety Institute Consortium to support the development and deployment of trustworthy and safe AI, making us the first Canadian telecom company to join. Our participation highlights our commitment to responsible AI, ensuring that AI is developed and deployed in a trustworthy, ethical manner that is safe and benefits everyone.

In September 2024, we launched SmartEnergy, which can help Canadians to manage and control their home energy usage. With the SmartHome+ app, subscribers can optimize their connected smart devices to save money on their energy bills, support their community power grids by joining energy - saving events, and reduce their environmental footprint through various initiatives, including the planting of a tree each quarter on their behalf.

In October 2024, Mobile Klinik announced a collaboration with Apkudo to use its circular industry platform, which will transform our device repair and refurbishment processes. Apkudo’s automation technology will help us streamline device testing and grading, reduce operational risks, scale operations, and ensure that every refurbished certified pre - owned device meets our rigorous standards, offering our customers more transparency around the life cycle of their device.

In October 2024, we announced the successful completion of our multi - year data modernization journey in collaboration with Google Cloud and Onix. We were able to move enterprise data from fragmented, on - premises data sources to a unified cloud - based self - serve analysis platform. This program significantly improves data access, reliability and usability, opening a path for advanced AI capabilities across our operations, reductions in energy consumption, and faster delivery of more personalized customer solutions.

In October 2024, we announced a collaboration with Photonic Inc. to accelerate the development of next - generation quantum communications in Canada. Photonic will have dedicated access to our fibre - optic network, configured to test increasingly complex quantum networking that leverages quantum encryption for ultra - secure, tamper - evident transfer of information over long distances. This will enable the testing of quantum technologies and emerging solutions that can reshape the Canadian digital landscape, improve productivity and drive economic growth.

In November 2024, we announced that we are now offering TELUS PureFibre internet to residents in Ontario and parts of Quebec. This gives more Canadians access to exclusive bundling options with TELUS Mobility, SmartHome security and Stream+ services.

Strategic imperative: Providing integrated solutions that differentiate TELUS from our competitors

In 2023, we completed copper retirement initiatives in multiple targeted central offices and sites, which are aligned with unlocking the significant value in real estate monetization and optimization.

In 2023, we continued to invest in our leading-edge broadband technology.

●	At December 31, 2023, our 4G LTE technology covered 99% of Canada’s population and our LTE advanced technology covered approximately 95% of Canada’s population. Our 5G network connected more than 31.6 million Canadians, representing approximately 86% of Canada’s population at December 31, 2023.

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●	As at December 31, 2023, we had connected approximately 3.2 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable, which provides immediate access to our fibre-optic infrastructure.

In November 2023, we released our fifth annual Indigenous Reconciliation and Connectivity Report, detailing our progress on the reconciliation commitments in our 2021 Indigenous Reconciliation Action Plan (IRAP) and announcing a new commitment to incorporate Indigenous perspectives into our data ethics and AI strategy.

For our leadership in economic reconciliation, in November 2023, we were honoured to be a recipient of the Indigenomics 10 to Watch award, presented by the Indigenomics Institute.

We were recognized by Mediacorp Canada Inc. during 2023 as one of Canada’s Top Employers for Young People (2023) in January, Canada’s Best Diversity Employers (2023) in March 2023 and Canada’s Greenest Employers (2023) in April 2023.

Throughout 2024, we completed copper retirement initiatives in multiple central offices. These initiatives are aligned with our real estate development plans. We expect to continue these initiatives as we develop a mix of real estate assets, and further monetizing copper through our active decommissioning program, while also realizing the operational benefits of fibre.

In 2024, we continued to invest in our leading - edge broadband technology.

●	At December 31, 2024, our 4G LTE technology covered 99% of Canada’s population and our LTE advanced technology covered approximately 95% of Canada’s population. Our 5G network connected approximately 32.3 million Canadians, representing more than 87% of Canada’s population at December 31, 2024.
●	As at December 31, 2024, we had connected more than 3.4 million households and businesses in B.C., Alberta and Eastern Quebec with fibre - optic cable.

In October 2024, Forbes named us one of its 2024 World’s Best Employers, the only Canadian telecommunications company included in this ranking.

In November 2024, we released our sixth annual Indigenous Reconciliation and Connectivity Report, with concrete examples of the ways our acts of reconciliation, in close partnership with Indigenous communities, are helping deliver sustained, positive social, cultural and economic outcomes that reach far beyond connectivity.

We were recognized by Mediacorp Canada Inc. during 2024 as one of Canada’s Top Employers for Young People (2024) in January 2024, one of Canada’s Best Diversity Employers (2024) in March 2024 and one of Canada’s Greenest Employers (2024) in April 2024.

Strategic imperative: Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

TELUS Digital closed its acquisition of WillowTree in January 2023, now rebranded as WillowTree, a TELUS Digital Experience Company. WillowTree, a full-service digital product provider that is focused on end-user experiences, brings key tech talent and capabilities to TELUS Digital’s portfolio of next generation solutions, and further augments its digital consulting and innovative client-centric software development capabilities.

During the second quarter of 2023, TELUS Digital expanded its global operations to South Africa and Morocco, fulfilling near-term client demand for greater diversification in offshore and nearshore delivery capabilities, with additional growth expected in the region over the longer term. In the fourth quarter of 2023, TELUS Digital announced the official opening of its site in Casablanca, Morocco, designed with numerous sustainable features and constructed to multiple green certification standards.

In October 2023, TELUS Digital announced the launch of Fuel iX to deliver end-to-end customer experience (CX) innovation. Fuel iX brings together the full spectrum of intelligent experiences across customer, digital, voice, user, employee and human experience.

In November 2023, TELUS Digital announced it had partnered with Five9 to launch the next evolution of the Five9 Intelligent CS Platform, an end-to-end contact-centre-as-a service (CCaaS) solution.

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In January 2023, the Canadian Centre for Agricultural Wellbeing welcomed us as its exclusive provider for mental health services. These services help break down barriers to mental health support for farmers who may not have considered reaching out for help before, such as when experiencing catastrophic events, as well as for farmers who do not have access to provincial and federal programming.

In March 2023, we announced a collaboration with Beneva to expand its group insurance offering, namely its employee assistance program. This collaboration enables Beneva to enhance the customer experience of its plan sponsors and members across the country by expanding the type of care and assistance they can access to improve their mental, physical and financial health.

In April 2023, we brought virtual veterinary care to dogs and cats in Ontario with TELUS Health MyPet. This follows the initial launch of TELUS Health MyPet in B.C. in August 2022.

In May 2023, we launched Total Mental Health for organizations across Canada and the United States. This digital-first solution provides employees with access to a team of care professionals who curate personal care journeys with unlimited mental health counselling, therapist-led internet-based cognitive behavioural therapy (iCBT) programs, digital tools, assessments, and ongoing tracking and feedback that is accessible by employees through their company’s health benefits.

In July 2023, we launched TELUS Health Wellbeing in the U.K. to provide working individuals with personalized and flexible workplace health benefits plans.

On August 31, 2023, we completed the rebrand of LifeWorks to TELUS Health. This transformation marked one of the largest rebrands in TELUS’ history as we embark on our journey as a unified global brand.

In October 2023, we announced our collaboration with Mindyra Health to increase mental health accessibility and affordability for students, athletes, employees and their dependents across the United States. Through this collaboration, individuals receive the support they need via tele-counselling services with experienced healthcare professionals.

In October 2023, Healix announced the delivery of mental health services to support clients’ employees whenever they travel for business via experienced counsellors from TELUS Health. The service provides confidential mental health support 24/7 in times of crisis to support their mental well-being wherever they are in the world.

In November 2023, we launched our next-generation medical alert system to support aging in place across Canada. Our new TELUS Health Medical Alert Pendant comes with a connected Caregiver app that offers advanced GPS enabled location tracking and 24/7 access to live emergency support.

In the third quarter of 2023, we harmonized 11 acquired legacy TELUS Agriculture & Consumer Goods brands for a consolidated go-to-market strategy under the TELUS umbrella. This digital-first approach will enable an optimized, efficient path to capitalize on market opportunities.

In October 2023, Decisive Farming by TELUS Agriculture announced a new partnership with GrainFox to bring more digital grain trade and sell options to Canadian farmers, providing technology-based solutions to support the ongoing transformation of agriculture in Canada. GrainFox, a provider of digital agricultural and financial tools, delivers personalized, data-driven insights to farmers through a mobile or desktop interface.

In the third and fourth quarters of 2023, we celebrated notable customer wins and renewals that resulted in the highest annual sales in the consumer goods business since inception of TELUS Agriculture & Consumer Goods.

In April 2024, TELUS Digital announced the Fuel iXTM beta launch of two solution layers: Fuel iX Core and Fuel iX Apps, as part of the ongoing growth and refinement of TELUS Digital’s enterprise - grade AI engine. Fuel iX helps clients advance their GenAI pilots into production at scale, securely and safely, with access to more than 100 large language models and the ability to change models after launch.

In July 2024, TELUS Digital launched Fuel iX EX, an enterprise - safe GenAI employee assistant that supports productivity, creativity and research. Fuel iX EX offers companies a single point of entry where their employees can access an intuitive GenAI

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interface and select from more than 20 large language models from multiple vendors to help them with everyday tasks, including knowledge searches, summarization, copywriting, image generation and code writing.

In August 2024, TELUS Digital unveiled TELUS Expert Messaging, a GenAI asynchronous messaging solution for the My TELUS app that eliminates wait times associated with conventional phone and live chat queues. This lets TELUS customers access human support whenever it is convenient for them, 24/7, by sending a message from their mobile device and receiving a notification when an expert has responded, often resolving their inquiry in a single message.

In September 2024, the global rebrand from TELUS International to TELUS Digital was completed. The new name reflects TELUS Digital’s commitment to providing a digital - first experience across every service it delivers to clients, ensuring a seamless integration of digital, AI - powered and human interactions that optimize

In February 2024, we extended our TELUS Health Wellbeing solution to organizations in Australia. TELUS Health Wellbeing allows meaningful engagement with employees to educate and inspire them to make positive behavioural changes for improved health. This includes health assessments and personalized challenges, as well as recommendations to enhance decision making for better overall health.

In March 2024, we announced that we had been selected by Ontario Health to provide a remote care management (RCM) solution for Ontario. This RCM solution will equip healthcare practitioners with resources and tools for actively monitoring patients from a distance over time, resulting in early detection and quick intervention, fewer hospital admissions and improved outcomes.

In May 2024, we announced a collaboration with Anxiety Canada, a registered charity dedicated to destigmatizing anxiety and its related disorders. This is enabling people across Canada to access virtual counselling sessions through the TELUS Health MyCare app, managing anxiety to help them live the lives they want.

In June 2024, we announced a collaboration with Kits Eyecare Ltd. (KITS) to offer direct billing for 38 insurance companies covering over 70% of Canadians. At that time, KITS offered the widest direct billing coverage in Canada for the optical category.

In the second quarter of 2024, we acquired a leading provider of employee and family assistance programs (EFAP) and well - being services in Latin America. This added significantly to our client base and our capacity to deliver Spanish language services in Latin American markets.

In July 2024, we announced a collaboration with Nova Scotia Health to enable residents of Nova Scotia with access to their primary care information through the YourHealthNS app. This data interoperability initiative is the first large - scale effort in Canada to standardize and connect primary care data and empowers people in Nova Scotia to better manage their health and improve health outcomes.

In November 2024, we announced the opening of a new public health primary care clinic in the heart of Toronto accepting up to 6,000 new patients and planning to expand in the future. The TELUS Health MyCare Union clinic combines virtual healthcare technology with traditional in - person care, which improves access to care and demonstrates that the adoption of technology supports both the patient and the physician.

In the second half of 2024, we acquired international digital health and well - being providers, and EFAP providers. These business acquisitions expanded our global footprint in the Americas, Europe and Asia - Pacific.

In the first quarter of 2024, we completed the acquisition of Proagrica, a global provider of agronomic and business data solutions across the agricultural supply chain. The acquisition adds diversity and strength to our talent and expertise, supporting our delivery of customer - centric solutions across the agricultural ecosystem, enhancing the customer digitization journey, improving data connectivity and generating data - based insights.

During the first quarter of 2024, our animal agriculture business rolled out the new TELUS Feedlot record management solution in Canada. This helps our clients by collecting data that supports more informed recommendations for cost - effective animal health strategies.

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In the second quarter of 2024, we acquired a cattle health and production consulting company, solidifying our position as a world - leading provider of feedlot data analytics and insights, and onboarding more feedlot clients to leverage our investments in digital solutions.

Strategic imperative: Focusing relentlessly on the growth markets of data, IP and wireless

TELUS technology solutions (including TELUS Health for the years 2023 and 2024) (TTech) service revenues increased by $1,330 million or 10.0% in 2023. Our main drivers of growth included: (i) growth in health services revenues driven by business acquisitions, including our acquisition of LifeWorks on September 1, 2022, as well as organic growth; (ii) higher mobile network revenues, including growth in our mobile phone subscriber bases, in addition to increased mobile phone ARPU; and (iii) an increase in fixed data service revenues resulting from subscriber growth and higher, albeit moderating, revenue per internet customer. These were partly offset by technological substitution driving declines in TV and legacy voice margins, as well as lower agriculture and consumer goods margins as a result of transient headwinds and macroeconomic challenges.

TTech fixed data services revenues increased by $232 million or 5.3% in 2023. The increase was driven primarily by growth in our internet, security, and TV subscribers, reflecting respective increases of 8.8%, 8.0%, and 5.2% during the year, and higher revenue per internet customer as a result of internet speed updates and rate changes. This growth was partially offset by lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, and the ongoing decline in legacy data service revenues.

TTech mobile network revenue increased by $336 million or 5.1% in 2023, generated from increases in our mobile subscriber base, including growth of IoT connections, supported by roaming improvements resulting from increased international travel volumes. These impacts were partly offset by (i) lower overage revenues as customers continued to adopt larger or unlimited data and voice allotments in their rate plans; (ii) the impact of the competitive environment that put pressure on base rate plan prices; and (iii) a greater uptake of family discounts and bundling credits.

TTech health service revenues increased by $792 million or 86.7% in 2023, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) higher revenues as a result of the continued adoption of our virtual solutions, inclusive of organic growth in demand for our integrated health, productivity, retirement and benefit solutions; (ii) the continued adoption of our virtual care solutions; and (iii) increased pharmacy management software revenue.

Our digital and customer experience (TELUS Digital) operating revenues increased by $222 million or 8.3% in 2023. This was attributable to growth in our tech and games clients, eCommerce, fintech and other industry vertical clients, arising from additional services provided to existing accounts and the onboarding of new clients, including those gained from the acquisition of WillowTree on January 3, 2023. The strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on TELUS Digital operating results, partially offset by the weakening European euro and related unfavourable foreign currency impact on our European euro - denominated operating results.

TELUS consolidated service revenues increased by $1,552 million or 9.7% in 2023, which exemplified our commitment to a highly differentiated and potent asset mix geared towards high - growth, technology - oriented verticals. The acquisition of WillowTree on January 3, 2023, enabled our further expansion as a full - service digital product provider. This brought key talent and capabilities to TELUS Digital’s portfolio of next - generation solutions, while also enhancing our digital consulting and revenue - generating capabilities. In addition, the acquisition of LifeWorks in 2022 has allowed for continued innovation and market share growth through our solid financial backing, along with significant cross - selling synergies. Lastly, our continued advanced capital investments in our fibre build and 5G coverage, as well as other capital investments which enable us to support continuing subscriber growth, deliver on our digitization strategy and drive product enhancements, will bolster top - line revenue growth and enhance our strong competitive positioning.

TTech service revenues increased by $240 million in 2024. Our main drivers included: (i) an increase in fixed data service revenues resulting from internet, security and TV subscriber growth. These factors were partially offset by lower revenue per TV customer; (ii) largely due to growth in our mobile phone subscriber base and an increase in IoT connections, partially offset by lower mobile phone ARPU; (iii) growth in health services revenues driven by business acquisitions, as well as organic growth; and (iv) higher agriculture and consumer goods margins primarily attributable to business acquisitions and improved organic growth in consumer goods services. These were partly offset by technological substitution and price plan changes driving declines in legacy voice margins.

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TTech fixed data services revenues increased by $105 million or 2.3% in 2024. The increase in fixed data service revenues resulting from internet and security subscriber growth, reflecting respective increases of 5.1% and 6.1% during the year. These factors were partially offset by lower TV revenue per customer, reflecting an increase in the mix of customers selecting smaller TV combination packages and technological substitution, and lower security revenue per customer, reflecting an increase in the demand for inherently lower - ARPU home automation services.

TTech mobile network revenue increased by $77 million or 1.1% in 2024, largely due to growth in our mobile phone subscriber base and an increase in IoT connections, partially offset by lower mobile phone ARPU due to the impact of the competitive environment putting pressure on base rate plan prices.

TELUS Health service revenues increased by $74 million or 4.3% in 2024, driven by business acquisitions related to employee and family assistance programs and organic growth, pharmacy upgrades, virtual pharmacy sales, and an increase in the demand for health benefits management services and retirement benefits solutions.

TELUS Digital operating revenues decreased by $167 million or 5.8% in 2024. This was attributable to (i) lower revenues from a leading social media client and other technology clients; and (ii) a reduction in revenue in other industry verticals, notably among communications (excluding the TTech segment) and eCommerce clients. These decreases were partially offset by: (i) growth in services provided to certain existing clients; (ii) new clients added since the prior year; and (iii) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results.

TELUS consolidated service revenues increased by $73 million or 0.4% in 2024, which exemplified our commitment to a highly differentiated and potent asset mix geared towards high - growth, technology - oriented verticals, despite a challenging mobile competitive environment.

Strategic imperative: Going to market as one team under a common brand, executing a single strategy

Throughout 2023, we continued to leverage our Connecting for Good programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.1 million individuals to the end of 2023.

●	During 2023, we welcomed 8,500 new households to our Internet for Good program. Since we launched the program in 2016, we have connected over 55,000 households and 175,000 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost internet service to the end of 2023.
●	Our Mobility for Good program offers free or low-cost smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. During 2023, we added 8,600 youth and seniors, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program.
o	In June 2023, we expanded the reach of our Internet for Good and Mobility for Good programs to help government-assisted refugees arriving in Canada get connected. Partnering with 15 resettlement assistance program service provider organizations across the country and growing, Mobility for Good for government-assisted refugees offers a free smartphone and low-cost data plan while Internet for Good for government-assisted refugees offers low-cost high-speed internet service. We have provided support to over 6,200 government assisted refugees and their family members through these programs to the end of 2023.
o	Since launching our Mobility for Good for Indigenous Women at Risk program in 2021, we have supported 2,700 women to the end of 2023.
●	Our Health for Good mobile health clinics facilitated more than 56,000 patient visits during 2023. Since the program’s inception, we have accommodated 200,000 cumulative patient visits in 25 communities across Canada to the end of 2023, bringing primary and mental healthcare to individuals experiencing homelessness.
o	In March 2023, we expanded our Health for Good program to support women and caregivers in need of mental health services by providing free access to TELUS Health MyCare counselling services. Partnering with three charitable organizations, in 2023 we provided 900 free counselling sessions to women and caregivers in need in British Columbia, Alberta, Saskatchewan and Ontario.

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o	In April 2023, we partnered with Old Brewery Mission to launch a new mobile health clinic in Montreal. The Old Brewery Mission Mobile Health Clinic, powered by TELUS Health, is helping marginalized Montreal residents and communities with access to free healthcare services, as well as social and housing-related support.
o	In July 2023, we launched a second mobile health clinic in Victoria in partnership with Victoria Cool Aid Society to address the growing need for primary healthcare and provide support for people experiencing homelessness.
●	During 2023, our Tech for Good program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for over 2,300 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported 8,800 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount to the end of 2023.
●	In 2023, 116,500 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to 680,000 individuals to the end of 2023 since the program launched in 2013.
o	In October 2023, we celebrated 10 years of TELUS Wise with the launch of a new TELUS Wise responsible AI online workshop for youth.

In 2023, the TELUS Friendly Future Foundation (the Foundation) and Canadian TELUS Community Boards continued to direct all of their funding to charitable initiatives, including the TELUS Student Bursary for post-secondary students facing financial barriers. In 2023, the Foundation supported two million youth by granting $11 million, including $2 million in bursaries, to 550 charitable and community organizations. Since its inception in 2018, the Foundation has provided $47 million in cash donations to our communities, helping 15 million youth reach their full potential to the end of 2023.

●	In February 2023, the Foundation launched its Livable Communities for our Youth Challenge, providing funding to improve the lives of youth by connecting innovative entrepreneurs to Canadian charities.
●	In October 2023, the Foundation launched the TELUS Student Bursary, Canada’s largest bursary fund, supporting students. With bursaries valued at up to $5,000, this new $50 million fund, established through an endowment gift of $25 million from TELUS and a commitment of $25 million in fundraising from the Foundation, will help hundreds of students each year access post-secondary education leading to a brighter future. Each bursary recipient will also have access to free mobility and low-cost internet service plans through our Mobility for Good and Internet for Good programs. At the start of the 2023 - 2024 school year in September, the Foundation awarded its first round of bursaries to more than 400 students across the country.

Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards have directed $107 million in cash donations to more than 9,600 initiatives, providing resources and support for underserved citizens, especially young people, around the world to the end of 2023.

●	During the third quarter of 2023, we announced the expansion of five TELUS Community Boards in Alberta and Ontario, which are now providing support for millions of citizens in Alberta and Ontario.

In May 2023, our 18th annual TELUS Days of Giving inspired more than 80,000 TELUS team members, retirees, family and friends in 260 communities, across 32 countries to volunteer, contributing to 1.5 million hours of service globally in 2023.

In November 2023, we added two new clubs in North Carolina to the TELUS Community Ambassadors program, bringing together over 5,000 current and retired team members across 25 clubs to volunteer in their local communities.

During 2023, TELUS, our team members, customers and the Foundation have provided $12.6 million, in cash donations and in-kind contributions to support 22 humanitarian and disaster relief efforts in Canada and around the world. Our efforts in 2023 included supporting those impacted by unprecedented wildfires and hurricanes in Canada and earthquakes in Türkiye, Syria and Morocco.

TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In July 2023, we announced a doubling of our commitment to the Fund, over the next five years. Since its inception in November 2021, the Fund has distributed $575,000 in cash donations to 29 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada to the end of 2023.

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TELUS Pollinator Fund for Good made multiple equity investments during 2023. These included: Flash Forest, a Canadian reforestation company with a mission to plant one billion trees; three new clean technology startups - Climate Robotics, erthos and Plentify - to strengthen climate resilience with agricultural technologies sequestering carbon, plant-powered alternatives to plastic and cleaner energy solutions; and Dryad, a German startup that provides ultra-early wildfire detection through large-scale IoT networks and sensors to reduce the risk of fires spreading out of control. Since its inception in 2020, the Fund has invested in 30 socially innovative companies, with 40% led by women and 50% led by Indigenous or racialized founders to the end of 2023.

●	During the first quarter of 2023, the Fund was named Funder of the Year at the 2023 B.C. Cleantech Awards for supporting cleantech ventures as they grow and scale.

During 2023, we received recognition for our global leadership in sustainability, corporate citizenship, social purpose, and environmental and social reporting, including:

●	In January 2023, we were included in the Corporate Knights 2023 Global 100 Most Sustainable Corporations in the World as the top North American telecommunications company, ranking 37th overall; this was the 11th time we have been included since inception of the recognition in 2005. Additionally, in June 2023, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 17th time, ranking in the top 10 and as the highest among the telecom industry in Canada.
●	In May 2023, we received the Mercure award for Sustainable Development Strategy in the Large Corporation category as part of the 2023 Mercuriades Awards, which celebrate the innovation, ambition, entrepreneurship and performance of Quebec businesses.
●	In May 2023, at the Loyalty360 Awards, we won the platinum award for corporate social responsibility, gold award for brand-to-brand partnerships and bronze award for 360 degree (brand).
●	In December 2023, we were named to the Dow Jones Sustainability North America Index for the 23rd consecutive year.

In April 2023, we were recognized for the second consecutive year as one of Canada’s top 10 most valuable brands by Brand Finance. In its Canada 100 2023 report, it valued our 2023 brand at $10.3 billion, a $200 million year-over-year increase.

In January 2024, we were recognized as the highest-valued telecom brand in Canada. In Brand Finance’s Global 500 2024 most valuable brands report, it valued our 2024 brand at US$8.6 billion (C$11.5 billion), moving up 37 spots in its ranking, representing our highest third-party brand valuation ever.

In June 2023, we were recognized by Gustavson Brand Trust Index as the most trusted telecom brand in Canada, for the fifth consecutive year.

In June 2023, we won Best Eco-Loyalty Initiative and Best Corporate Social Responsibility (CSR) Initiative for our TELUS Rewards program at the International Loyalty Awards held in London, England.

In October 2023, we ranked fifth in Kantar BrandZ 2023 Most Valuable Canadian Brands.

In November 2023, we released our fifth annual Indigenous Reconciliation and Connectivity Report, detailing our progress on the reconciliation commitments in our 2021 IRAP and announcing a new commitment to incorporate Indigenous perspectives into our data ethics and AI strategy.

For our leadership in economic reconciliation, in November 2023, we were honoured to be a recipient of the Indigenomics 10 to Watch award, presented by the Indigenomics Institute.

Throughout 2024, we continued to leverage our TELUS Connecting for Good programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise program to improve digital literacy and the awareness of online safety knowledge. Since the launch of these programs to the end of 2024, they have provided support for over 1.3 million Canadians.

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●	During 2024, we welcomed over 8,400 new households to our Internet for Good program. Since we launched the program in 2016 through to 2024, we have connected 63,500 households, making low-cost high-speed internet available to 200,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.
●	Our Mobility for Good program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families, across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During 2024, we added more than 9,500 marginalized individuals to the program.
●	In May 2024, we expanded Mobility for Good to 800,000 eligible low income families that are receiving the maximum Canada Child Benefit.
●	During the second quarter of 2024, we expanded the Mobility for Good for Indigenous Women at Risk program to include the province of Quebec in partnership with Quebec Native Women and Quebec First Nations Women’s Space. Since we launched Mobility for Good for Indigenous Women at Risk in 2021 through to 2024, we have provided support for over 4,200 individuals nationally.

Our Health for Good mobile health clinics facilitated 60,000 patient visits during 2024. Since the program’s inception in 2014 through to 2024, we have enabled 260,000 cumulative patient visits in 27 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

●	In September 2024, we raised our overall commitment to the TELUS Health for Good program to $16 million through 2027 and launched a new mobile health clinic, bringing primary care and harm reduction services directly to people experiencing homelessness across the B.C. Interior.

During 2024, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for more than 3,800 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for over 12,600 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

During 2024, 120,300 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve their digital literacy and awareness of online safety, bringing the total cumulative number of participants to over 800,000 since the program launched in 2013 to the end of 2024.

As at December 31, 2024, we had 19 TELUS Community Boards, 13 operating in Canada and six internationally. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 19 TELUS Community Boards and the Foundation have supported 34.5 million youth in need across Canada and around the world, by granting more than $135 million in cash donations to 10,600 charitable initiatives.

During the third quarter of 2024, we announced a major milestone in charitable giving in Canada, as the TELUS Community Board program reached a total of $100 million in cash donations to local charities across the country since inception in 2005.

Working in close partnership with the 13 TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During 2024, the Foundation provided support to 1.3 million youth by granting $10.8 million in cash donations and bursaries to more than 550 Canadian registered charities, community partners and projects. Since its inception in 2018 through to 2024, the Foundation has directed $57.6 million in cash donations to our communities and in bursary grants, helping 16.5 million youth reach their full potential.

●	In June 2024, the Foundation hosted its inaugural fundraising gala. More than 700 guests attended the event, which raised over $2.5 million to provide support to youth from underserved communities.
●	During the fourth quarter of 2024, the Foundation awarded $2.2 million in bursaries to more than 500 post-secondary students. This is an investment in the future, empowering the next generation of changemakers on their educational path. Since the program’s inception in 2023 through to 2024, the Foundation has awarded bursaries totalling over $4 million to

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more than 1,000 students across Canada. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In 2024, the Fund allocated $350,000 in cash donations to Indigenous-led organizations across Canada. Since its inception in 2021 through to 2024, the Fund has distributed $935,000 in cash donations to 42 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.

In 2024, our global TELUS family volunteered 1.5 million hours for the second consecutive year, with more than one million hours volunteered in each of the past eight years.

●	In May 2024, our 19th annual TELUS Days of Giving inspired 83,000 TELUS team members, retirees, family and friends to volunteer across 33 countries in support of our local communities, overtaking the record set in the previous year and making this year our most giving year to date.

In August 2024, in support of the many people impacted by the wildfires in Jasper, Alberta, TELUS, our team members, customers and the Foundation have enabled more than $200,000 in cash donations and in-kind contributions. Our assistance included:

●	Distributing adult and youth disaster kits at evacuation centres containing essential items such as emergency blankets, reusable water bottles, charging cables and activities for kids.
●	Rapidly deploying three cell towers on wheels (COWs) to provide wireless connectivity and support emergency communications along a no-coverage section of Trans-Canada Highway 16, to an RCMP checkpoint and one within the town of Jasper.
●	Implementing our first deployment of a low earth orbit satellite temporary connectivity solution for a cell tower after its fibre connection was destroyed by the fire, restoring access to 9-1-1.
●	Continually refuelling back-up generators to keep communication lines safely up and running after a loss of commercial power.
●	Working closely with the incident command centre and its members to protect critical network infrastructure.
●	Offering data top-ups and waiving long-distance mobile, home phone, texting and roaming fees for evacuees and others affected by the fires.
●	Offering a free community crisis support line for emotional support, provided by TELUS Health and available 24/7 to all Canadians.
●	Providing free counselling sessions through TELUS Health MyCare.
●	Offering no-cost veterinary technician appointments through TELUS Health MyPet.
●	Partnering with the Red Cross to establish a recovery centre, providing tents, site-wide Wi-Fi connectivity and essential care items for returning evacuees. In addition, our technicians conducted re-entry checks and prioritized a strategic restoration of service.

In October 2024, we received a Response and Recovery Award from the Disaster Recovery Institute Canada (DRI) for crisis management during the 2024 Jasper wildfires. This was our third consecutive award, recognizing outstanding business continuity and disaster recovery, and our delivery of customer support and community service in a challenging situation.

Throughout 2024, we maintained our global leadership in sustainability, in line with our commitment to support a nature-positive future. Key milestones over the past year included:

●	Planting over eight million trees across more than 5,300 hectares of land through TELUS Environmental Solutions, a subsidiary that provides reforestation services and partners with like-minded organizations to offer a range of climate solutions that can have positive social and environmental impacts around the world. Over the past two decades through to 2024, we have planted over 13 million trees across more than 8,600 hectares.
●	Supporting the circular economy with our program of reusing, repairing and recycling wireless devices, which has diverted more than 15 million devices from landfills since 2005 through to 2024.
●	Reducing TELUS’ energy intensity by 57% and GHG emissions by 51% since 2010 through to 2024.

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During 2024, we received recognition for our global leadership in social capitalism, including:

●	In January 2024, we were included in the Corporate Knights 2024 Global 100 Most Sustainable Corporations in the World – the 12th time we have been included since its introduction in 2005.
●	In June 2024, we were recognized by TIME Magazine and Statista in their inaugural list of the World’s Most Sustainable Companies, placing 21st among 500 companies globally. We were named the most sustainable telecommunications company in Canada and the second most sustainable Canadian company overall, in recognition of more than 20 years of global leadership in corporate citizenship and philanthropy, innovation management, and environmental and social impact reporting.
●	In June 2024, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 18th time.
●	In October 2024, we were selected by March of Dimes Canada as the recipient of its Corporate Changemaker of the Year Award, in recognition of our efforts in support of equity and inclusion for people with disabilities.
●	At the World Sustainability Awards 2024 held in Amsterdam during the fourth quarter of 2024, we were recognized with the Sustainability Excellence Award for our global leadership and commitment to building a better, more sustainable future.
●	During the fourth quarter of 2024, we were named as one of Canada’s Most Responsible Companies 2025 by Newsweek and Statista, ranking in the top three and placing first in the media and telecommunication sector.
●	In December 2024, we were named to the Dow Jones Sustainability North America Index for the 24th consecutive year.

TELUS Pollinator Fund for Good made multiple equity investments during 2024, including U.K.-based Waymap, a technology company offering an accessibility first, highly accurate navigation app that works outdoors, indoors and even deep underground. During the second quarter of 2024, one of the Fund’s portfolio investments, Dryad Networks, entered into a TELUS reseller agreement. Since it was established in 2020 through to 2024, the Fund has invested over $50 million in more than 30 socially innovative companies, with 39% led by women and 45% led by Indigenous or other racialized founders.

In April 2024, we were recognized as one of the top 10 most valuable brands in Canada for the third consecutive year, as well as the most valuable Canadian telecom brand. In its Canada 100 2024 Ranking report, Brand Finance valued our 2024 brand at $11.7 billion (US$8.6 billion), our highest third-party brand valuation ever.

In October 2024, Forbes named us one of its 2024 World’s Best Employers, the only Canadian telecommunications company included in this ranking.

In November 2024, we released our sixth annual Indigenous Reconciliation and Connectivity Report, with concrete examples of the ways our acts of reconciliation, in close partnership with Indigenous communities, are helping deliver sustained, positive social, cultural and economic outcomes that reach far beyond connectivity.

Strategic imperative: Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct a Pulsecheck engagement survey to gather confidential team member feedback about TELUS as a place to work in order to measure our progress in creating a high-performance culture. Following each survey, leaders share results with team members and use fair process to build and refine action plans focused on high-priority areas where improvement is required based on Pulsecheck results. We achieved an engagement score of 82% in 2023 and 81% in 2024, each of which is an encouraging accomplishment against the backdrop of the highly competitive and dynamic environment in which we work and reinforces the strength of the culture our team members have built together. In 2024, TELUS (excluding TELUS Digital) was amongst the top 25% of the most engaged organizations globally, according to our survey provider, Mercer (formerly Kincentric).

5.	DESCRIPTION OF BUSINESS

5.1	Who we are

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 161 million lives across 200 countries and

20 | 2025 Annual Information Form

territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a postsecondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service—earning TELUS the distinction of the world’s most giving company.

In 2025, we generated $20.5 billion in operating revenues and other income and had approximately 21.2 million telecom subscriber connections. This included approximately 10.3 million mobile phone subscribers, 4.4 million connected device subscribers, 2.8 million internet subscribers, 1.4 million TV subscribers, 1.2 million security and automation subscribers, and 1.0 million residential voice subscribers.

(a)	Organization

Please see Section 5 - Discussion of Operations of our 2025 annual MD&A which is hereby incorporated by reference and describes our reporting segments: TELUS technology solutions (TTech); TELUS health; and TELUS digital experience.

(b)	Our strategy

Please see Section 2 - Core business and strategy of our 2025 annual MD&A which is hereby incorporated by reference.

(c)	Business overview

Please see Section 4 - Capabilities of our 2025 annual MD&A which is hereby incorporated by reference and which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2025 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our mobile and fixed businesses, see Section 5.4 TELUS technology solutions segment, for the TELUS health segment please see Section 5.5 TELUS health segment and for the TELUS digital experience segment please see Section 5.6 TELUS digital experience segment, in the 2025 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2025 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment in the 2025 annual MD&A.

(d)	Competitive environment

Please see Sections 4.1 - Principal markets addressed and competition and 10.4 - Competitive environment of our 2025 annual MD&A which is hereby incorporated by reference.

(e)	Corporate social responsibility and environment

We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship.

December 31, 2025 | 21

Board oversight of climate-related risks and opportunities

Our Board of Directors (Board) is responsible for the stewardship of the Company, which includes oversight of enterprise risk management. At our quarterly board meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation such as how technology can assist in responding to climate-related extreme weather events.

The Corporate Governance Committee (CGC) of our Board reviews and monitors, on behalf of the Board, the Company’s approach, planning and reporting on sustainability and environmental, social and governance (ESG) matters; and reviews and recommends to the Board for approval the Company’s annual sustainability and ESG report and other related disclosures. Our Sustainability, Environment and Enterprise Risk Management teams provide quarterly reports to the CGC. These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities. The CGC also oversees climate-related opportunities as they arise or are otherwise identified and discussed during quarterly CGC meetings.

In 2022, we considered the role of our Board committees in overseeing climate and sustainability issues and commitments, resulting in clarifications to the Audit Committee’s role in oversight of climate-related financial disclosure. The Audit Committee’s terms of reference were updated to include the review of metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting, while the CGC remains responsible for reviewing and monitoring TELUS’ overall approach, planning and reporting on ESG and sustainability matters.

Our Board succession planning process involves an ongoing assessment of Board member skills which helps the CGC and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as it relates to sustainability, environment and climate risk management.

Management oversight of climate-related risks and opportunities

Our Chief Executive Officer and Executive Team are responsible for the execution of the strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying climate-related opportunities.

Our Sustainability Team reports to our Chief Communications and Brand Officer, who is responsible for the development and governance of our sustainability strategy.

The Sustainability Team seeks to assess climate-related risks and opportunities by integrating sustainability considerations and implementing projects across the Company, delivering in-house training and awareness on sustainability and partnering with procurement to engage suppliers on reducing Scope 3 emissions.

This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate.

As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across the Company including in emerging areas. Consideration of relevant climate risks and opportunities is required for all material investment decisions for enhancing our current products and developing new ones to align with our low-carbon future.

Additionally, we link our sustainability performance to compensation through our corporate scorecard, which affects the company-wide performance bonus structure. The social capitalism index within the scorecard contains metrics which measure our performance in reducing greenhouse gas (GHG) emissions as well as social impact metrics. In addition, our Sustainability team’s performance bonus structure is linked more broadly to our 2025 and 2030 climate goals.

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with enabling positive social and environmental outcomes. More information about our approach to sustainability, our social purpose and climate-related information can be found in our annual Sustainability and ESG Report at https://www.telus.com/ sustainability.

22 | 2025 Annual Information Form

(f)	Employee relations

Please see Section 4.2 - Operational resources of our 2025 annual MD&A which is hereby incorporated by reference.

5.2	Risk factors

Please see Section 10 - Risks and risk management of our 2025 annual MD&A which is hereby incorporated by reference.

5.3	Regulation

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2025 annual MD&A which is hereby incorporated by reference.

6.	DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2025, are shown below:

Quarter ended [1]	2025	2024	2023
March 31	$0.4023	$0.3761	$0.3511
June 30	$0.4163	$0.3891	$0.3636
September 30	$0.4163	$0.3891	$0.3636
December 31	$0.4184	$0.4023	$0.3761
Total	$1.6533	$1.5566	$1.4544

1    Paid on or about the first business day of the next month.

Our shareholders received a total of $1.6533 per share in declared dividends in 2025, an increase of 6.2% from 2024. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 11, 2026, a first quarter dividend of $0.4184 per share was declared, payable on April 1, 2026, to shareholders of record at the close of business on March 11, 2026. The first quarter dividend for 2026 reflects a cumulative increase of $0.0161 per share from the $0.4023 per share dividend paid in April 2025, consistent with our multi-year dividend growth program.

On May 9, 2025, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 3 to 8% from 2026 through to the end of 2028. This announcement further extended our dividend program originally announced in May 2011 and extended for four additional terms in each of May 2013, May 2016, May 2019 and May 2022. In December 2025, we announced that we will pause our dividend growth while continuing to pay our quarterly dividend at the most recent level of $0.4184 per share. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. There can be no assurance that we will resume dividend increases. See Section 4.3 Liquidity and capital resources of our 2025 annual MD&A which is hereby incorporated by reference.

Effective January 1, 2020, our long-term dividend payout ratio target guideline is calculated as 60% to 75% of prospective free cash flow. See Section 7.5 - Liquidity and capital resource measures of our 2025 annual MD&A which is hereby incorporated by reference. Based on dividends announced as of February 11, 2026, and 1.5 billion TELUS Corporation Common Shares outstanding at December 31, 2025, dividend declarations would total approximately $2.6 billion in 2026, before taking into account any Common Shares purchased and cancelled under our normal course issuer bid that was implemented in December 2025.

7.	DESCRIPTION OF CAPITAL STRUCTURE
7.1	General description of capital structure

The authorized capital of TELUS consists of 6,000,000,000 shares, divided into: (1) 4,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

December 31, 2025 | 23

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted in Constraints – Canadian ownership and control requirements.

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2025 annual MD&A which is hereby incorporated by reference.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 12, 2026, there are no First Preferred shares outstanding.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 12, 2026, there are no Second Preferred shares outstanding.

Shareholder rights plan

TELUS has had a shareholder rights plan (Rights Plan) in place since March 2000. Our current Rights Plan was adopted by the Board on March 13, 2019 (Effective Date) and ratified and confirmed by the shareholders at our annual meeting on May 9, 2019, and reconfirmed by the shareholders at our annual meetings on May 6, 2022 and on May 9, 2025.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years (in 2022 and 2025). Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively. For further details, please refer to the Rights Plan, a copy of which is available

24 | 2025 Annual Information Form

on SEDAR+ at sedarplus.ca on EDGAR at www.sec.gov as an exhibit to TELUS’ registration statement on Form 8-A filed with the U.S. Securities and Exchange Commission on May 10, 2019 (Commission File No. 001-15144) or available from TELUS’ Corporate Governance office, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2025 annual MD&A which is hereby incorporated by reference.

7.2	Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)	not less than 80% of the members of its board of directors are individual Canadians;
(ii)	Canadians beneficially own not less than 80% of its voting interests; and
(iii)	it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, an independent programming committee must be appointed to make all programming decisions relating to the licensed broadcasting undertaking.

TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)	a Canadian citizen who is ordinarily resident in Canada;
(ii)	a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;
(iii)

a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)

a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where:

(a)	Canadians beneficially own and control less than 80% of the issued and outstanding voting shares of the parent corporation and less than 80% of the votes,
(b)	the chief executive officer is a non-Canadian, or

December 31, 2025 | 25

(c)	less than 80% of the directors of the parent corporation are Canadian.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)	refuse to accept any subscription for voting shares;
(ii)	refuse to allow any transfer of voting shares to be recorded in its share register;
(iii)	suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and
(iv)	sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the TSX, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the NYSE, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10% threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

7.3	Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2025 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook which could result in a rating below investment grade could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives.

26 | 2025 Annual Information Form

The rating agencies regularly evaluate TELUS, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services
TELUS Corporation
Notes	BBB	BBB-	Baa2
Commercial paper	R-2 (mid)	A-3	P-2

Institution	Rating
DBRS

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

A DBRS rating trend provides guidance with respect to an opinion regarding the outlook for a rating. The rating trend indicates the direction a rating may move if present circumstances continue unless addressed. A positive or negative trend represents an indication that there is a greater likelihood that the rating could change in the future than is the case if a stable trend was assigned. Assignment of a positive or negative trend are resolved typically within a twelve-month period.

S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A S&P rating outlook indicates an opinion regarding the potential direction of a long-term credit rating over the intermediate term (ranging six months to two years). A positive outlook indicates a rating may be raised, and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when the ratings are not likely to be changed, and a developing outlook is assigned when rating may be raised or lowered.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

December 31, 2025 | 27

As of February 12, 2026, DBRS rated TELUS as BBB with a stable outlook, S&P rated TELUS as BBB- with a stable outlook, and Moody’s rated TELUS as Baa2 with a negative outlook. As is common practice, during the past two years, each of the mentioned credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

8.	MARKET FOR SECURITIES
8.1	Trading Price and Volume

Our Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2025 are listed below:

	TSX – Common Shares			NYSE – Common Shares
Month	High ($)	Low ($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	21.25	19.38	85,459,545	14.77	13.50	76,019,246
February	22.71	20.41	83,418,689	15.88	13.91	70,143,124
March	23.29	19.70	103,314,723	16.12	13.75	78,432,112
April	21.25	19.27	87,581,517	15.43	13.61	80,791,086
May	22.56	20.56	73,259,147	16.44	14.87	60,457,987
June	22.76	21.56	75,492,812	16.61	15.74	58,005,810
July	22.89	21.87	74,988,009	16.74	16.06	67,745,296
August	23.18	21.51	65,745,445	16.72	15.60	61,597,250
September	22.97	21.70	92,510,509	16.65	15.61	74,527,773
October	22.09	20.46	105,147,6999	15.85	14.58	99,608,380
November	20.97	18.14	155,671,582	14.95	12.87	133,051,410
December	18.99	17.26	207,706,990	13.61	12.54	150,100,436

8.2	Prior Sales

In 2025, we undertook several debt offerings totalling approximately $7.3 billion CAD equivalent including a C$1.6 billion two-tranche fixed-to-fixed rate junior subordinated note offering, an additional US$1.5 billion two-tranche fixed-to-fixed rate junior subordinated note offering, a C$0.8 billion re-opening of the aforementioned Canadian dollar fixed-to-fixed rate junior subordinated note offering, and $4.4 billion CAD equivalent of concurrent debt offerings consisting of a C$0.8 billion two-tranche fixed-to-fixed rate junior subordinated note offering alongside a US$1.5 billion, two-tranched fixed-to-fixed rate junior subordinated note offering.

Moreover, we undertook two separate tender offerings to redeem select senior notes trading at a discount for a total cash redemption amount approximating $2.6 billion in CAD equivalent cash spend.. These note offerings and tender activity contributed to a year-over-year increase of our weighted average cost of long-term debt from 4.37% to 4.75% and brought our average term to maturity from 10.4 years to 14.7 years.

Please refer to TELUS Corporation’s 2025 year-end audited consolidated financial statements – Notes 26(b) and 26(g) for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2025, the Company had $1.0 billion of commercial paper outstanding, all of which was denominated in U.S. dollars (US$0.7 billion).

28 | 2025 Annual Information Form

9.	DIRECTORS AND OFFICERS
9.1	Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 12, 2026, as well as the date each such person became a director of TELUS and current committee membership are as set out below. Currently, there are 14 directors on the Board. Each was elected at TELUS’ annual general meeting (AGM) on May 9, 2025. Each director’s term of office will expire immediately before the election of directors at the upcoming 2026 AGM. Nominees for re-election will be included in the Information Circular for the 2026 AGM.

Directors of TELUS Name and municipality of residence	Director since	Principal occupation
Raymond T. Chan [2,3] Vancouver, British Columbia	2013	Corporate Director

Hazel Claxton [1,2] Toronto, Ontario	2021	Corporate Director

Lisa de Wilde 3 - Chair, [2] Oakville, Ontario	2015	Bell Media Professor of Media Management, Schulich School of Business, York University

Victor Dodig [2] Toronto, Ontario	2022	Special Advisor, Canadian Imperial Bank of Commerce

Darren Entwistle Calgary, Alberta	2000	President and Chief Executive Officer, TELUS Corporation

Thomas E. Flynn 1 – Chair Toronto, Ontario	2020	Corporate Director

Mary Jo Haddad 2 – Chair, 3 Niagara-on-the-Lake, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)

Martha Hall Findlay [1,3] Calgary, Alberta	2024	Director of the School of Public Policy and Palmer Chair at the University of Calgary

Christine Magee [1,2] Toronto, Ontario	2018	Co-Founder and Chair, Sleep Country Canada

John Manley Ottawa, Ontario	2012	Chair, TELUS Corporation; Chair, Jefferies Securities, Inc.; and Senior Business Advisor at Bennett Jones LLP

David Mowat [1,2] West Vancouver, British Columbia	2016	Corporate Director

Marc Parent [2,3] Montreal, Quebec	2017	Corporate Director

Denise Pickett [1,3] Toronto, Ontario	2018	President, Enterprise Shared Services, American Express

W. Sean Willy [1,3] Saskatoon, Saskatchewan	2021	President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation

1Member of Audit Committee

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2	Member of People, Culture and Compensation Committee
3	Member of Corporate Governance Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Victor Dodig was the President and Chief Executive Officer of the CIBC group of companies from September 2014 to October 2025; Thomas Flynn was CFO of BMO Financial Group from March 2011 to December 2020; Martha Hall Findlay was the Chief Sustainability Officer for Suncor Energy from January 2020 to February 2022 and Chief Climate Officer of Suncor Energy from February 2022 to November 2022; and Marc Parent was the President and Chief Executive Officer of CAE Inc. from October 2009 to August 2025.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of February 12, 2026, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Darren Entwistle Calgary, Alberta	President and Chief Executive Officer

Doug French Whitby, Ontario	Executive Vice President and Chief Financial Officer

Navin Arora Calgary, Alberta	Executive Vice President and President, Business Solutions, Health, Agriculture & Consumer Goods, and Partner Solutions

Zainul Mawji Edmonton, Alberta	Executive Vice President and President, Consumer Solutions

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Mario Mele Calgary, Alberta	Senior Vice President and Treasurer

Andrea Wood Toronto, Ontario	Executive Vice President and Chief Legal and Governance Officer

All of the executive officers of TELUS have held their present positions or other positions with the Company during the past five years or more. On February 12, 2026, we announced that, after a 26-year tenure as our President and Chief Executive Officer, Darren Entwistle will retire on June 30, 2026. Following a comprehensive succession planning process, the Board of Directors has appointed Victor Dodig as President and Chief Executive Officer, effective July 1, 2026.

TELUS shares held by directors and executive officers

As at February 9, 2026, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,397,363 Common Shares, which represented approximately 0.15% of the outstanding Common Shares.

9.2	Cease trade orders, bankruptcies, penalties or sanctions

For the 10 years ended February 12, 2026, other than as disclosed below we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver

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manager or trustee appointed to hold its assets. On December 1, 2022, the Court of King’s Bench for Saskatchewan issued an Order approving a Proposal filed with the Office of the Superintendent of Bankruptcy on October 21, 2022 and as accepted by requisite majorities of the creditors of Tron Construction & Mining Inc. (TCMI) and Tron Construction & Mining Limited Partnership (TCMLP), a 100% First Nation owned business. W. Sean Willy is the President and CEO of Des Nedhe Development Corporation, which, among other portfolio investments, owns TCMLP. In connection with such ownership, Mr. Willy is the Chair of TCMI.

For the 10 years ended February 12, 2026, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade order, an order similar to a cease trade order or an order that denied such issuer access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, (in each such case, an “Order”) while that person was acting in that capacity, or was subject to such an Order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity.

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.18 - Litigation and legal matters in the 2025 annual MD&A and in the Company’s December 31, 2025, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing or reporting fees, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.	TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 800, 324 - 8th Avenue SW, Calgary, Alberta T2P 2Z2.

13.	MATERIAL CONTRACTS

TELUS holds a five-year unsecured $2.75 billion credit facility (2025 Credit Facility) with a syndicate of financial institutions. On August 21, 2025, the Credit Agreement was amended and restated to extend the term for 5-years from the date of signing and provide 50% equity credit for outstanding fixed-to-fixed rate junior subordinated note debt instruments with no other substantial changes to the credit agreement. The 2025 Credit Facility may be used for general corporate purposes including the backstop of commercial paper.

TELUS has also entered into material contracts in connection with the following financings in 2025:

●	On April 21, 2025, we issued $1.1 billion of fixed-to-fixed rate junior subordinated Series CAR notes initially bearing interest at 6.25% and $500 million of fixed-to-fixed rate junior subordinated Series CAS notes initially bearing interest at 6.75%, both series maturing on July 21, 2055.
●	On June 19, 2025, we re-opened our fixed-to-fixed rate junior subordinated Series CAR notes and fixed-to-fixed rate junior subordinated Series CAS notes, issuing $375 million and $425 million, respectively, for a total of $800 million. Both re-opened series mature on July 21, 2055.

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●	On June 27, 2025, we issued US$700 million of fixed-to-fixed rate junior subordinated Series A notes initially bearing interest at 6.625% and US$800 million of fixed-to-fixed rate junior subordinated Series B notes initially bearing interest at 7.00%, both series maturing on October 15, 2055.
●	On December 9, 2025, we issued US$800 million of fixed-to-fixed rate junior subordinated Series C notes initially bearing interest at 6.375% and US$700 million of fixed-to-fixed rate junior subordinated Series D notes initially bearing interest at 6.625%, both series maturing on June 9, 2056. Additionally, we issued $400 million of fixed-to-fixed rate junior subordinated Series CAT notes initially bearing interest at 5.375% and $400 million of fixed-to-fixed rate junior subordinated Series CAU notes initially bearing interest at 5.875%, both series maturing on June 9, 2056.

The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The terms of the indenture are fully described in our final short form base shelf prospectuses dated August 8, 2024 and December 4, 2025 filed on SEDAR+. The terms of the various notes issued in 2025 are as set forth in the shelf prospectus supplements dated April 15, 2025, June 16, 2025 and December 4, 2025 and the applicable supplemental indentures, each filed on SEDAR+. The base shelf prospectuses dated August 2, 2024 and December 4, 2025 have been filed as part of registration statements on Form F-10 filed with the U.S. Securities and Exchange Commission (Commission File Nos. 333-281233 and 333-291929).

14.	INTERESTS OF EXPERT

Deloitte LLP, is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

15.	AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are Tom Flynn (Chair), Hazel Claxton, Martha Hall Findlay, Christine Magee, David Mowat, Denise Pickett and W. Sean Willy. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Tom Flynn, Hazel Claxton and David Mowat are each an audit committee financial expert having the required accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

Tom Flynn is the Chair of the Audit Committee. He is the former Vice-Chair of BMO Financial Group. Prior to 2021, he was an executive officer and served as Bank of Montreal’s Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is a Director of Clutch and was previously a Director of Ontario Health and the Chair of the Board of Sunnybrook Health Sciences Centre, Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University, is a Chartered Professional Accountant and a Fellow of CPA Ontario, and holds the ICD.D designation from the Institute of Corporate Directors.

Hazel Claxton is the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (renamed LifeWorks Inc.), a position she held from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario, and Unity Health Toronto. Previously, she was on the boards of Queen’s University, St. Michael’s Hospital, and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

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Martha Hall Findlay is the Director of the School of Public Policy and Palmer Chair at the University of Calgary. Martha previously served as Chief Sustainability Officer and Chief Climate Officer for Suncor Energy, and before that was President and CEO of the Canada West Foundation. Earlier in her career, she served as Corporate Counsel at Bell Mobility and General Counsel and then General Manager at Mobility Canada. She has recently served on the Deputy Minister of International Trade’s Trade Expert Advisory Council, and as a member of the Expert Group on Canada-US Relations, the Canada-US Law Institute Executive Committee, the Asia Business Leaders Advisory Council and the Canada-Korea Forum. Martha’s leadership and impactful work in environmental stewardship and climate action has been recognized through accolades such as the Queen Elizabeth II’s Platinum Jubilee Medal from the Government of Alberta, the ‘Clean50’ award recognizing her as one of Canada’s leading figures in sustainability, and the Canadian Climate Champion award by the British High Commission and the Canada Climate Law Initiative. Martha holds a Bachelor of Arts in International Relations from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University and holds the ICD.D designation from the Institute of Corporate Directors.

Christine Magee is the Co-Founder and Chair of Sleep Country Canada. She co-founded Sleep Country in 1994, establishing it as a prominent player in the sleep products industry. Prior to her entrepreneurial venture, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada from 1982 to 1994. Christine serves on the Board of Directors of Metro Inc., Fairfax Financial Holdings Limited and on the boards of other private and not-for-profit organizations. She has previously served on the Board of Directors of Woodbine Entertainment Group, Cott Corporation, McDonald’s Canada, Sirius XM Canada, Plan International Canada, Western University Entrepreneurship Advisory Council, and the Advisory Board of the Ivey School of Business. Christine is a Member of the Order of Canada and has been inducted into the Women’s Executive Network Canada’s Top 100 Most Powerful Women Hall of Fame. Christine holds a Business and Administration (Honours) degree from the University of Western Ontario. She has received of an Honorary Doctorate of Commerce from Toronto Metropolitan University.

David Mowat is the former President and CEO of ATB Financial, a position he held from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. He is currently a director of the Laurentian Bank Group and Edmonton Regional Airports Authority. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. In 2015 he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology, in 2017 he received an honorary doctorate of laws from the University of Alberta, and in 2024, he received an honorary doctor of the university degree from MacEwan University.

Denise Pickett is the President, Enterprise Shared Services, American Express, as of February 2025. Prior thereto, she was the President of the Global Services Group of American Express, a role she had held since 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services and most recently as American Express’ Chief Risk Officer. Her expertise and influence in the payments industry have been recognized, as she has been named one of the Most Influential Women in Payments by Payment Source. Denise holds an MBA in marketing from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

W. Sean Willy is President and CEO of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive, with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United States and throughout Canada. Sean is currently on the Board of Nuclear Waste Management Organization and GreenFirst Forest Products Inc. In the past, he has served as Chair of the Mining Association of Canada’s Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan, and has been awarded the King Charles III Coronation Medal.

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Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by our external auditor and its affiliates to us are required to be pre-approved by our Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025		Year ended December 31, 2024
Type of work	$ millions	%	$ millions	%
Audit fees [1]	6.589	35.7	5.045	34.0
Audit-related fees [2]	7.254	39.4	8.239	55.6
Tax fees [3]	0.729	4.0	0.692	4.7
All other fees [4]	3.819	20.8	0.846	5.7
Total	18.392	100.0	14.823	100.0

1	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements, including TELUS Digital (post privatization) and related consent letters.
2	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS Digital (as a public company), pension-related audits, customer required reviews, and translation services. For 2024, includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS Digital, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3	Relates to tax compliance and tax advice. For 2024, relates to tax compliance, tax advice and tax planning.
4	Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Due Diligence on formation of and deal to sell non-controlling equity interest in our Terrion LP subsidiary and Due Diligence on potential business acquisitions and divestitures. For 2024, includes fees for Sustainability Reporting Advisory, Technology Due Diligence, Electronics Recycling Process Improvements and AI/GenAI Capabilities Assessment and Benchmarking.
16.	ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR+ at sedarplus.ca and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for its 2026 annual meeting of shareholders. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2025. All of the above information can also be found at telus.com.

For the financial year ended December 31, 2025, TELUS was eligible to file a WKSI base shelf prospectus (as such term is defined in National Instrument 44-102 – Shelf Procedures). As of the date hereof, TELUS remains eligible to file a WKSI base shelf prospectus.

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APPENDIX A:TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures as they relate to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

TELUS Corporation (the “Company”) is the sponsor and administrator of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan, any successor plans, related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the “Pension Plans”). The Board is responsible for the management and administration of the Pension Plans as set out in the TELUS Pension Governance Policy approved by the Board.

The Board has established that the Committee will oversee the administration, financial reporting and investment activities of the Pension Plans. The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and applicable legislative and regulatory compliance, subject to the responsibilities that the Board has referred to the People, Culture and Compensation Committee of the Board (the “People Committee”), as set out in the Terms of Reference of the People Committee.

The Committee has delegated certain duties and responsibilities to the Management Pension Committee (the “Management Pension Committee”) which is established and appointed by the Chief Financial Officer of the Company and is governed by its own terms of reference.

1.	MEMBERSHIP
1.1

The Committee will have a minimum of three members, including the chair of the Committee. The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2

The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3	All members of the Committee will be Independent Directors.
1.4	All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.
1.5

At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.	MEETINGS
2.1	The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.
2.2

All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if they are not a member of the Committee.

2.3

Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4	The Chief Legal and Governance Officer or their nominee will act as secretary to the Committee.

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2.5

The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings and meeting materials, regardless of whether the director is a member of the Committee.

2.6	The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.
3.	QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.	DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)

the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(b)

the interim and annual management’s discussion and analysis of financial condition and results of operations (“MD&A”) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(c)	earnings press releases and earnings guidance, if any; and
(d)

all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results, annual information form and any metrics regarding climate related risks, sustainability, and environmental disclosure in financial reporting, including but not limited to, disclosure made under the Task Force on Climate-related Financial Disclosures framework established by the Financial Stability Board.

4.2External Auditors of the Company

The external auditors will report directly to the Committee and the Committee will:

(a)	appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;
(b)	conduct an annual review of the external auditors;
(c)

oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of coordination between the plans of the external and internal auditors;

(d)

discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(e)

meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(f)

pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws. The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;

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(g)

annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(h)

at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

(i)

annually, or more frequently as appropriate, assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(j)	require the external auditors to deliver an annual engagement letter to the Committee;
(k)	review post-audit or management letters, containing recommendations of the external auditors and management’s response;
(l)	review reports of the external auditors; and
(m)	pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and the Company’s policies.

4.3Internal Auditors

The internal auditors will report functionally to the Committee, and administratively to the Company’s Chief Financial Officer (“CFO”), and the Committee will:

(a)	review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;
(b)	review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;
(c)	oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;
(d)	review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;
(e)

annually approve the performance objectives of the internal function and review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)	review and approve the internal audit charter and updates thereto at a minimum of every five years (or sooner if required).

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and
(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO, CFO, or the Chief Internal Auditor will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the chair of the Committee.

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The Committee will review quarterly reports on ethics breaches pertaining to internal controls over financial reporting or fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting. The Chief Internal Auditor will report to the Committee semi-annually, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints involving the integrity of financial reporting.

4.5Accounting and Financial Management

The Committee will review:

(a)

with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)	emerging accounting issues and their potential impact on the Company’s financial reporting;
(c)	significant judgments, assumptions and estimates made by management in preparing financial statements;
(d)	the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;
(e)	the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;
(f)	audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;
(g)	management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and
(h)	internal interim and post implementation reviews of major capital projects.
4.6	Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)	the Company’s financial policies and compliance with such policies;
(b)	the credit worthiness of the Company;
(c)	the liquidity of the Company; and
(d)	important treasury matters including financing plans.

4.7Legal/Regulatory Matters

The Committee will review with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(a)	annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;
(b)	quarterly reports from the Chief Legal and Governance Officer on compliance with laws and regulations;
(c)	and the anti-bribery and corruption policy and recommend to the Board for approval any material changes thereto.

4.8Risk Management

The Committee will:

(a)	consider reports on the annual enterprise risk assessment and updates thereto;
(b)

except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)	consider reports on security (including cybersecurity);

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(d)	consider reports on financial risk management including derivative exposure and policies;
(e)	consider reports on tax risk management and governance;
(f)	consider reports on business continuity, disaster recovery planning and external threat/hazard monitoring for the Company, including climate-related physical and transitional risks; and
(g)	review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9Pension Plans

Subject to the Articles of the Company and the powers and duties of the Board, the Board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the Board in respect of each Pension Plan, except for those powers and duties expressly delegated to the People, Culture and Compensation Committee in respect of the Supplemental Retirement Plans (“SRPs”) for Executive Management. These delegated powers and duties are subject to exceptions and limitations in certain instances where the Pension Plan documents concerned provide that certain powers and duties are assigned to various parties other than the Board or the Company. The Committee will review regular summaries of the investment performance of each Pension Plan as well as annually audited financial statements for the Pension Plans.

4.10 Pension Risk Oversight

Except to the extent reserved by the Board or delegated to the People Committee, in the exercise of its powers and duties hereunder, the Committee will oversee and monitor the timely identification of material risks associated with the administration and investment activities of the Pension Plans and the implementation of appropriate systems and processes to identify and manage those risks.

4.11 Pension Plan Design

(a)

Initiation, Merger and Termination of Pension Plan – The Committee will review and recommend to the Board for approval all decisions to initiate a pension plan, merge or terminate any Pension Plan, or otherwise fundamentally change the nature of the pension arrangement for any Pension Plan.

(b)

Appointment of Trustee(s) - The Committee will review and recommend to the Board for approval the appointment of the trustee for each Pension Plan, including any appointment in the event of the removal or resignation of a trustee of a Pension Plan in accordance with the applicable trust agreement.

(c)

Trust Agreement - The Committee will review and recommend to the Board for approval any trust agreement between the Company as the sponsor of a Pension Plan and the trustee, as well as any amendments thereto which give rise to a fundamental change in the nature of the trust arrangement.

(d)

Plan Amendments - The Committee will approve all amendments to any Pension Plan that, in the opinion of the actuary of the Pension Plan in question, affect the cost of pension benefits. The Committee may, however, in its discretion and on such terms as it may consider appropriate from time to time, delegate to the Management Pension Committee the authority to approve amendments to any Pension Plan where such amendments do not give rise to any change in the cost of pension benefits beyond a maximum amount specified by the Committee, or where such amendments are required to maintain the registration of the Pension Plan under applicable laws.

(e)	Annuity Purchase Programs – The Committee will approve all annuity purchase programs and delegate to the Management Pension Committee the authority to complete the transaction.

4.12 Pension Governance

(a)

Governance Structure as reflected by the TELUS Pension Governance Policy - at least once every five years, the Committee will review the governance structure for the Pension Plans and the TELUS Pension Governance Policy, which sets out the major decision-making bodies and the mandate, scope, duties and responsibilities of those decision-making bodies and recommend any amendments thereto to the Board for approval. The Committee may, however, review and approve amendments to the governance structure where such amendments do not give rise to a fundamental change in the nature of the governance structure.

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(b)

Terms of Reference of the Management Pension Committee – The Committee will periodically review and approve the terms of reference of the Management Pension Committee, and monitor compliance of the Management Pension Committee with its terms of reference.

(c)

Terms of Reference of the Chief Financial Officer of the Company – The Committee will periodically review and approve the terms of reference of the Chief Financial Officer of the Company with respect to the management and administration of the Pension Plans.

4.13 Pension Valuation and Funding

(a)

Funding Policy – The Committee will review and recommend to the Board for its approval, at least once every five years, a funding policy which sets out guidelines with respect to the valuation and funding of the liabilities of the defined benefit Pension Plans.

(b)

Major Actuarial Assumptions – The Committee and the Chief Financial Officer, will review and approve, at least annually, the major actuarial assumptions for the valuation and funding of the liabilities of the defined benefit Pension Plans.

(c)

Actuarial Valuation – The Committee will review the actuarial valuation of the defined benefit Pension Plans prepared by the actuary of the Pension Plans, as approved by the Management Pension Committee, subject to the Chief Financial Officer approving the pension contributions.

(d)

Benefit Enhancements – The Committee will review and approve, at least annually, any benefit enhancements, as contemplated in the respective Pension Plan documents, such as transfer of surplus, or cost–of- living adjustments.

4.14 Pension Asset Mix Policy and Investment Program

(a)

Asset Liability Study and Long Term Asset Mix Policy for Defined Benefit Pension Plans – The Committee will once every five years, or more frequency as required, conduct an asset liability study to establish the long-term asset mix policy, in terms of the proportion of the assets to be invested in various asset classes on average over the long term.

(b)

Statement of Investment Beliefs and Principles – The Committee will at least once every five years, review and approve a Statement of Investment Beliefs and Principles which sets out the fundamental assumptions and rationale underlying the development of investment policies and the management of the assets of the defined benefit and defined contribution Pension Plans.

4.15 Pension Operations and Implementation

(a)	Appointment of Auditor - The Committee will appoint annually the external auditor of the Pension Plans.
(b)	Appointment of Actuary – The Committee will appoint annually the actuary of the Pension Plans.
(c)	Code of Conduct and Conflict of Interest Policy – The Committee will review and approve at least once every five years, the Code of Conduct and Conflict of Interest Policy.

4.16 Other

The Committee will review:

(a)	compliance with the Executive Expense Policy of the expenses of the Board and the CEO;
(b)	significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;
(c)

the disclosure policy of the Company and recommend any material changes thereto to the Board for approval; and evaluate, at least once annually, the adequacy of these terms of reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee; and

(d)	at least once every two years, the Company’s aircraft policy.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

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5.	AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)	engage and set compensation for independent counsel and other advisors;
(b)	communicate directly with the CFO, internal and external auditors, Chief Compliance Officer, Chief Legal and Governance Officer and any other member of management the Committee deems appropriate;
(c)	delegate tasks to Committee members or subcommittees of the Committee; and
(d)	access appropriate funding as determined by the Committee to carry out its duties.

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